

July 26, 2010

Michael F. Smith
Chief Executive Officer
MyOtherCountryClub.com
18124 Wedge Pkwy, Ste. 1050
Reno, Nevada 89511

>   **Re: MyOtherCountryClub.com**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 9, 2010**
>   **File No. 333-165407**

Dear Mr. Smith:

        We have reviewed your amended filing and response letter dated July 9, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated July 2, 2010.

Selling Shareholders, page 16

1.   Your table of selling shareholders continues to speak as of December 31, 2009, with the percentages of ownership calculated based on 9,400,000 shares of common stock issued and outstanding. As requested in prior comment 1, please revise to provide updated information as of the most recent practicable date and ensure that the table is calculated based on the amount of securities owned <u>prior</u> to the offering. The shareholder information should be presented as of June 30, 2010 or a more recent date. Refer to Item 507 of Regulation S-K.

Procedures and Requirements for Subscription, page 21

2.   Your subscription agreement, filed as Exhibit 10.1, continues to suggest that the subscription agreement concerns an unregistered, exempt transaction. For example, we note Sections 2(b), 2(d), 3, 5(ii) and 5(iv), and 6. Please file a subscription agreement that conforms to the description of the offering described in your Form S-1.

Financial Statements

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

Foreign Currency Translation, page 34

3.   In response to prior comment 5 you indicate that the disclosure regarding a change in your functional currency to the Canadian dollar during the quarter ended March 31, 2010 was "our error and corrected." We note, however, that the disclosure continues to be present. Further, it is unclear why your company would have any need for foreign currency disclosure when no foreign operations appear to be involved. Please explain and revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Milestones, page 52

4.   Please clarify whether you have achieved the enumerated milestones projected for the first and second quarter 2010, such as completing your web site development and signing up your first new member clubs. Revise to provide an updated schedule of projected milestones.

Need for Additional Financing, page 52

5.   As requested in prior comment 6, please clarify the statement on page 53 that you feel you can work your way through the first twelve months even with a "minimum raise" to state clearly how "minimum raise" is defined. Further, you state that you have budgeted $40,000 for the first 12 months of operations to build the requisite infrastructure to support your initial sales goals; however, please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Conflicts of Interest, page 57

6.   As requested in prior comment 8, please address whether the other business activities with which Mr. Smith is currently engaged, present potential conflicts of interest regarding corporate opportunities that are presented by the existing and prospective business activities of your executive and the company's business. Discuss the priority and preference that it has in relation to MyOtherCountryClub.com with respect to the presentation of business opportunities and consider including corresponding risk factor disclosure.

Available Information, page 61

7.   Your disclosure continues to refer to Section 14 of the Exchange Act. Please delete the reference or clarify that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements under Section 14 of the Exchange Act.

<u>Exhibit 5.1</u>

8.   Please revise the legality opinion to indicate clearly that one million shares of the company's common stock <u>will be</u> validly issued, fully paid and non-assessable, as you currently state that the shares of common stock are validly issued, fully paid and non-assessable, but the securities have not been sold or issued.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545, or in her absence, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal